legal & compliance, llc

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

August 27, 2014

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN:    Jan Woo

Attorney-Advisor

Re:        American Doctors Online, Inc.

Registration Statement on Form 10

Filed July 18, 2014

File No. 000-55250

Dear Ms. Woo:

In accordance with our telephone conversation today, please be advised that the above referenced registrant will file its Amended Form 10 including updated financial statements, on or before September 4, 2014.

Sincerely yours,

/s/ Laura E. Anthony

Laura E. Anthony,

For the Firm

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832